

January 13, 2011

Thomas H. Holcom
Chief Executive Officer
Pioneer Financial Services, Inc.
4700 Belleview Ave, SUITE 300
Kansas City, MO 64112

> **Re:** **Pioneer Financial Services, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed 12/20/10**
> **File No. 333-168109**

Dear Mr. Holcom:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments On This Filing

1. Revise the cover page of the prospectus to provide all information that is currently blank, including the termination date of the offering.

2. Revise the cover page of the prospectus to provide current details on the offering, including the total amount sold in the offering as of a recent date.

3. Since many of your loans are made to members of the armed forces, please advise the staff how you concluded that the Service Members Relief Act does not have a material effect upon your current operations or represent a potential material impact upon your cash flows or results of operations.

4. Provide us with a description of how the renewal is covered by this registration statement, or provide your analysis supporting your conclusion that the sales of notes as part of your renewal process are exempt from registration.

5. Please tell us whether there is any limitation on the number of times that a particular note can be extended. If there is not a limitation please identify how Pioneer has concluded that they have a meaningful manifestation of the investor's intent to continue their investment in your notes beyond the contractual maturity of the notes that they purchased.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3419 with any other questions.

Sincerely,

Chris Windsor
Senior Counsel

CC: By Facsimile: (816) 691-3495
        Kenda Tomes
        STINSON MORRISON HECKER LLP
        1201 WALNUT STREET
        KANSAS CITY, MISSOURI 64106
        Phone: (816) 691-2419